UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                              Commission File Number  0-15374

                    Pentech International Inc.
       (Exact name of registrant as specified in its charter)

                  195 Carter Drive, Edison, NJ 08817
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Common Stock, par value $.01 per share
      (Title of each class of securities covered by this Form)

                           None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   X       Rule 12h-3(b)(1)(i)
     Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(1)(ii)
     Rule 12g-4(a)(2)(1)           Rule 12h-3(b)(2)(i)
     Rule 12g-4(a)(2)(ii)          Rule 12h-3(b)(2)(ii)

     Approximate number of holders of record as of the
certification or notice date:   one

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pentech International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                 PENTECH INTERNATIONAL INC.


Date: July 28, 2000              By:/s/Stephen G. Berman
                                  Stephen G. Berman, Vice President